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                                                                 Exhibit 4.08


                               EMC HOLDINGS, INC.


                       EXCHANGE AND REPURCHASE AGREEMENT


                            As of _________________


To the Undersigned Holder of Shares
  (as such term is hereinafter defined)

Dear Holder:

   EMC Holdings, Inc., a Delaware corporation ("Holdings"), hereby agrees with you as follows:
   1.  Certain Definitions and Conventions.
   (a) For the purposes of this Agreement, unless otherwise defined herein or the context in which any such term is used clearly requires otherwise, the following terms have the following meanings, respectively:
   "Act" means the Securities Act of 1933, as amended.
   "Adjusted Consolidated EBIT" means the Consolidated EBIT calculated as of the end of Holdings' most recent fiscal year, adjusted by adding thereto any amounts deducted from Holdings' revenues in determining such Consolidated EBIT in respect of (i) amortization of the Original Recapitalization Premium and the Current Recapitalization Premium, (ii) contributions by Holdings to the ESOP and/or payment by Holdings of dividends on Shares held by the ESOP and (iii) stock options granted to any Holdings' employee under any Holdings


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employee Stock option or similar plan or to any member of the Compensation
Committee.
   "Adjusted Purchase Price" of any Share owned by you means (i) $1.2899433 per Share with respect to all Shares owned by you immediately following the Closing or (ii) with respect to all Shares acquired by you thereafter, the original per share purchase price paid by you for such Share, as appropriately adjusted to reflect any stock dividends, stock splits, reverse stock splits, recapitalizations or similar events occurring subsequent to the date of this Agreement.
   "Affiliate" with respect to any Person means any Person, directly or indirectly controlling, controlled by, or under common control with, such Person. For the purpose of this definition, "control" (including, with correlative meanings, the term "controlling," "controlled by," and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.
   "Business Day" means any day other than a Saturday, Sunday or other day on which banks are authorized to be closed in New York City or Pittsburgh, Pennsylvania.
   "Cause" when used in connection with the termination of your employment with Holdings or any subsidiary thereof means (i) your willful failure substantially to perform and discharge





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your duties and responsibilities as an employee of Holdings or any subsidiary thereof, other than by reason of your Incapacity or (ii) the engaging by you in serious misconduct which is injurious to Holdings or any subsidiary thereof.
   "Class A Shares" means Holdings' Class A Common Stock, without par value. "Class B Shares" means Holdings' Class B Common Stock, without par value. "Class C Shares" means Holdings' Class C Common Stock, par value $0.10 per share.
   "Closing" means the consummation of all transactions contemplated to occur in connection with the Current Recapitalization.
   "Closing Date" means October 26, 1989.
   "Commission" means the U.S. Securities and Exchange Commission and any successor federal agency having similar powers.
   "Common Stock Subscription Agreement" means that Agreement, if any, pursuant to which you subscribed for shares of Holdings in connection with the Original Recapitalization.
   "Compensation Committee" means the Compensation Committee of the Board of Directors of Holdings.
   "Compounded Adjusted Purchase Price" means, with respect to any Share, the Adjusted Purchase Price of such Share as of the Date of Termination, plus interest thereon from the date of acquisition of such shares by you to the Date of





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Termination compounded annually on each July 1st at an interest rate per annum equal to the Prime Rate in effect on each July 1st (or the next succeeding Business Day if such day is not a Business Day).
   "Consolidated" means the consolidation of the accounts of Holdings and its subsidiaries in accordance with GAAP.
   "Consolidated EBIT" means Holdings' Consolidated earnings before interest and taxes determined with reference to Holdings' audited income statement for the pertinent fiscal year.
   "Consolidated Net Debt" means, for any period, on a Consolidated basis, the difference between (a) Holdings' Indebtedness for Borrowed Money and (b) all cash and cash equivalents held by Holdings and its subsidiaries, including any amounts held in cash collateral or escrow accounts by another Person on behalf of Holdings or any of its subsidiaries.
   "Convertible Preferred Stock" means Holdings' 10.19% Convertible Preferred Stock as authorized by the Second Restated Certificate of Incorporation and the action of Holdings' Board of Directors.
   "Current Recapitalization" means the Exchange Offer, the merger of Holdings and EMC Recapitalization, Inc. and the concurrent restructuring of Holdings' capital stock and the other transactions to be accomplished as described in the Information Statement.
   "Current Recapitalization Premium" means the excess of (a) the sum of (i) the aggregate amount of (x) cash paid by the





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ESOP Trustee on the Closing Date for 170,075 shares of the Convertible
Preferred Stock and 3,685,604 Class A Shares, (y) cash and the value of the Class B Shares distributed by Holdings to the holders of such stock in connection with the Current Recapitalization and (z) cash paid by the Institutional Investors for the Warrants and (ii) the aggregate amount of expenses incurred by Holdings which are directly attributable to the Current Recapitalization and related transactions over (b) the amount of stockholders' equity and deferred taxes appearing on the Consolidated balance sheet of Holdings at the time immediately preceding the Closing Date.
   "Date of Termination," when used in connection with the termination of your employment with Holdings or any subsidiary thereof, means, with respect to termination of your employment (i) as a result of your death, the date of your death, (ii) by Holdings or any subsidiary thereof, the date specified in a written notice of termination to you or, if no date is specified therein, the date on which such notice is given to you, (iii) by you, the date specified in a written notice of termination to Holdings or any subsidiary thereof, or if no date is specified therein, the date on which such notice is given to Holdings or such subsidiary, (iv) as a result of your retirement at or after the Normal Retirement Age, the date you cease your employment with Holdings or any subsidiary thereof and (v) as a result of your Incapacity, on the date you first become entitled to receive





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benefits under any long-term disability plan maintained by Holdings or its subsidiaries.
   "EMC" means Education Management Corporation, a Pennsylvania corporation. "ESOP" means the EMC Holdings, Inc. Employee Stock ownership Plan.
   "ESOP Trustee" means Marine Midland Bank, N.A., in its capacity as Trustee of the ESOP.
   "Exchange Act" means the Securities Exchange Act of 1934, as amended. "Exchange Offer" means the offer made by Holdings pursuant to the
Information Statement to issue certain Class C Shares in exchange for surrender of certain Class A Shares held by the Management Stockholders.
   "Executive Officer of Holdings" means the Chairman, the President, any Executive Vice President, any Senior Vice President, or any Vice President in charge of a principal business unit, division or function (such as sales, administration or finance) of Holdings, or any other officer who performs a policymaking function. Executive officers of subsidiaries of Holdings may be deemed to be Executive Officers of Holdings if they perform such policymaking functions for Holdings.
   "Fair Market Value" of any Share means (i) so long as the ESOP is in existence and is required to obtain appraisals of its capital stock, the most recent value of the Shares as





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determined by the most recent such appraisal or (ii) if there is no such appraisal of the Shares, a price equal to the quotient obtained by dividing (a) the difference between (1) the product of (A) the Adjusted Consolidated EBIT and (B) seven and (2) the Consolidated Net Debt determined as of the end of Holdings' most recent fiscal year by (b) the number of Shares (on a fully diluted basis) as of the date of determination.
   "GAAP" shall mean generally accepted accounting principles which shall include, but not be limited to, the official interpretations thereof as defined by the Financial Accounting Standards Board, its predecessors and its successors.
   "Holdings" has the meaning set forth in the introduction to this Agreement. "Holdings Capital Stock" means the Class A Shares, the Class B Shares, the
Class C Shares, the Convertible Preferred Stock and any other shares of capital stock of Holdings hereafter authorized.
   "Holdings Common Stock" means the Class A Shares, the Class B Shares and the Class C Shares and any other shares of capital stock of Holdings classified as common stock hereafter authorized.
   "Incapacity" as used herein refers to any disability that you may experience that entitles you to benefits under any long-term disability plan maintained by Holdings or any of its subsidiaries.





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   "Indebtedness for Borrowed Money" as applied to any Person means the liabilities of such Person for money borrowed or credit received (other than trade accounts payable incurred in the ordinary course of business), direct or contingent, whether evidenced by a bond, note, debenture, capitalized lease obligation, deferred purchase price arrangement, title retention device, reimbursement agreement, guarantee, book entry or otherwise.
   "Information Statement" means Holdings' Proxy and Information Statement delivered in connection with the Current Recapitalization.
   "Management Holders" means the Management Stockholders and each of their successors, assigns and transferees.
   "Management Incentive Stock Option Agreement" means that Agreement, if any, pursuant to which you were granted options with respect to certain capital stock of Holdings in connection with the Original Recapitalization.
   "Management Stockholders" is used herein as defined in the Stockholders Agreement.
   "Merger Agreement" means the Agreement of Merger and Plan of Recapitalization between Holdings and EMC Recapitalization, Inc.
   "Normal Retirement Age" means the attainment of age 65 while in the employ of Holdings or any subsidiary thereof.





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   "Original Recapitalization" means the purchase by Holdings of all the shares of common stock of EMC and all related transactions.
   "Original Recapitalization Premium" means the excess of (a) the total cash and other consideration paid by Holdings for all of the shares of EMC common stock, plus the total expenses incurred by Holdings in connection with the Original Recapitalization, over (b) the net book value of the assets acquired, as determined by procedures in accordance with GAAP consistently applied for the application of "purchase accounting" to the Original Recapitalization.
   "Permitted Transferee" with respect to you means (i) while you are living, your spouse, parents or issue or a trust the beneficiaries of which are limited to you, your estate, spouse, parents and/or issue and (ii) after your death, your executors, administrators, testamentary trustees, legatees or beneficiaries.
   "Person" means an individual, a partnership, a joint venture, a corporation, a trust, an unincorporated organization or a government or any department or agency thereof.
   "Prime Rate" means the rate of interest announced publicly by Pittsburgh National Bank in Pittsburgh from time to time as its prime rate, corporate base rate, or other designation announced in replacement of such rate.
   "Public Distribution" means a Public Offering of Holdings Common Stock at the conclusion of which (i) Holdings is


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required to register shares of Holdings Common Stock under Section 12(b) or (g)
of the Exchange Act and (ii) at least 25% of the outstanding Holdings Common Stock shall have been sold to the public pursuant to one or more effective registration statements under the Act.
   "Public Offering" means a public offering of securities of Holdings pursuant to an effective registration statement under the Act.
   "Repurchase" means any repurchase of Shares by Holdings pursuant to Section 10 hereof.
   "Second Restated Certificate of Incorporation" means the amended and restated certificate of incorporation of Holdings that will, among other things, authorize the issuance of (i) one or more series of preferred stock upon such terms as may be established by Holding's Board of Directors from time to time and (ii) a new class of common stock, designated as Class C Common Stock.
   "Senior Credit Agreement" means the $52,500,000 Credit Agreement among Holdings, Pittsburgh National Bank and the other banks party thereto.
   "Senior Indebtedness" means (i) indebtedness for borrowed money (including, without limitation, that incurred pursuant to the Senior Credit Agreement and the Subordinated Credit Agreement), (ii) the current portion of any deferred purchase price of property or services, (iii) the current portion of obligations for the payment of rent as lessee under leases


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which are or should be, in accordance with GAAP, recorded as capital leases,
(iv) current matured, non-contingent obligations under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clauses
(i), (ii) or (iii) above, and (v) obligations of the types referred to in clauses (i), (ii), (iii) or (iv) above which are secured by any lien, security interest or Other charge or encumbrance upon or in-property (including, Without limitation, accounts and contract rights) owned by Holdings, even though Holdings has not assumed or become liable for the payment of such Indebtedness.
   "Shares" means, collectively, all shares of any class of Holdings Capital Stock, including any shares of Holdings capital Stock which may have been issued or distributed in respect of any shares of any class of Holdings Capital Stock by way of stock dividend or stock split or other distribution, recapitalization or reclassification.
   "Stockholders Agreement" means the Stockholders Agreement among Holdings, Merrill Lynch Interfunding, Inc., the ESOP and the Persons listed on the Schedule of Stockholders attached thereto.
   "Stockholder Designation" means the Stockholder Designation attached as Exhibit A hereto.





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   "Subordinated Credit Agreement" means the Note and Warrant Purchase
Agreement between Holdings, Northwestern Mutual Life Insurance Company and AIG Global Investors, Inc.
   "Third Party" means any Person other than (i) any party to this Agreement or any Affiliate of any such party and (ii) any Permitted Transferee.
   "Third Party Offer" has the meaning set forth in Section 9 hereof.
   "Third Restated Certificate of Incorporation" means the Third Amended and Restated Certificate of Incorporation of Holdings which, on or prior to the Closing Date, in connection with the Current Recapitalization, shall have been approved and adopted by the Board of Directors of Holdings and the requisite percentage of the holders of Holdings' Capital Stock entitled to vote thereon and filed with the Secretary of State of the State of Delaware.
   "Transfer" has the meaning set forth in Section 8(b) hereof.
   "Warrants" is used herein as defined in the subordinated Credit Agreement.
   (b) Pursuant to the last sentence of Section 8(b) hereof, following any valid Transfer to any Permitted Transferee, the terms "you" and "your", as used herein, shall include or refer only to, as the case may be, such Permitted Transferee.





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   2.  Representations, Warranties and Covenants of Holdings.  Holdings
represents, warrants and covenants that:
   (a) Holdings is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; and Holdings has all requisite corporate power and authority to enter into and perform all of its obligations under this Agreement.
   (b) Neither Holdings, nor any Person acting on its behalf, has taken or will take any action that would make unavailable such exemptions from registration under the Act on which Holdings is relying in connection with the Current Recapitalization or the issuance or exchange on the Closing Date of any Shares.
   3. Investment Representations; Other Representations and Warranties by You. You represent and warrant that:
   (a) You have received and read the Information Statement. There has been made available to you a reasonable time prior to your execution and delivery hereof in order to provide an opportunity for you to ask questions and receive answers concerning the terms and conditions of your participation in the Current Recapitalization and to obtain any additional information which Holdings or EMC possesses or can acquire without unreasonable effort or expense. You have received all additional information that was requested.
   (b) You have been advised that none of Holdings Common Stock has been registered under the Act or any state securities


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or "blue sky" laws, and, therefore, cannot be resold unless (A) such stock is registered under the Act or under any applicable state securities or "blue sky" laws and/or (B) an exemption from registration thereunder is available.
   (c) Your acquisition of Shares in connection with the Current Recapitalization is for your own account, for investment only, and not with a view to or for resale of any Holdings securities presently held or to be exchanged or acquired by you in connection with the Current Recapitalization, and you have no present intention of distributing or reselling any thereof, except as otherwise provided herein and as described in the Information Statement. In making the foregoing representation, you are aware that you must bear the economic risk of such investment for an indefinite period of time.
   (d) You have such knowledge and experience in financial and business matters that you are capable of evaluating the merits and risks of your participation in the Current Recapitalization.
   (e) You are aware of and familiar with the prohibitions, restrictions and limitations imposed on Holdings by the Senior Credit Agreement and the Subordinated Credit Agreement, including, without limitation, those prohibitions, restrictions and limitations which may prohibit, restrict or limit Holdings' ability to repurchase any Shares, whether pursuant to this Agreement or otherwise, or to waive, change, modify or discharge this Agreement.





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   (f)   You are aware of and familiar with the restrictions imposed on the transfer by you of any Shares, including, without limitation, the restrictions contained in this Agreement and in the Stockholders Agreement, and the rights of Holdings and others under this Agreement and under the Stockholders Agreement in connection with transfers of Shares by you.
   (g) You are aware of and familiar with the provisions of the Stockholders Agreement and exhibits thereto relating to the management of Holdings and EMC.
   (h) You acknowledge that Holdings is entering into this Agreement in reliance upon your representations and warranties made in this Agreement, including, without limitation, those set forth in this Section.
   (i) You have full right, power and authority to execute and deliver this Agreement and any and all other documents or instruments to be executed and delivered by you in connection with the Current Recapitalization and this Agreement and all such other documents and instruments are valid, binding and enforceable against you in accordance with their terms, except that the enforceability thereof may be limited by applicable bankruptcy, insolvency or other similar laws relating to or affecting creditors' rights generally and by general equitable principles, regardless of whether such enforceability is considered in a proceeding in equity or at law.





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   (j)   You hereby confirm that the representations and warranties made by you in your Common Stock Subscription and Repurchase Agreement, if any, and/or Management Incentive Stock Option Agreement, if any, were true and correct as of the date on which they were made.

   4. Sale and/or Exchange of Shares and/or Options. Pursuant to the Second Restated Certificate of Incorporation, the Information Statement, the Merger Agreement and the Third Restated Certificate of Incorporation, all as described in the Information Statement, at the Closing, you will have:
   (a) received, in exchange for a like number of the Class A Shares set forth at Item 2 of the Stockholder Designation, the number of Class C Shares set forth at Item 3 of the Stockholder Designation;
   (b) sold the number of Class A Shares set forth at Item 4 of the Stockholder Designation to (i) Holdings for the cash consideration set forth at
Item 5 of the Stockholder Designation and (ii) the ESOP for the cash consideration set forth at Item 6 of the Stockholder Designation;
   (c) relinquished your rights to all or a portion of your options, if any, to purchase Class B Shares to Holdings in exchange for the payment by Holdings of the consideration set forth at Item 7 of the Stockholder Designation;
   (d) (i) converted your options to purchase Class B Shares, if any, not relinquished to Holdings as described in Section 4(c) into options to purchase Class C Shares,


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(ii) exercised such options to purchase Class C Shares and (iii) received the number of Class C Shares set forth at Item 8 of the Stockholder Designation;
and
   (e) converted all Class C Shares set forth at Items 3 and 8 of the Stockholder Designation into the number of Class B Shares and the amount of cash set forth at Items 9 and 10, respectively, of the Stockholder Designation.
   In consideration of payments to be received by you in connection with the Current Recapitalization, and for other good and valuable consideration, you, on behalf of yourself and your representatives, successors and assigns, do hereby unconditionally release and discharge Holdings and each of its Affiliates, stockholders, officers, employees and agents, of and from any and all claims (whether for money, stock or otherwise), actions, demands, payments, penalties, debts, damages or any other amounts arising out of or relating in any way to your benefits under the EMC Holdings, Inc. Management Stock Option Plan (adopted effective as of July 1, 1988).
   5. Delivery of Documents. In connection with your participation in the Current Recapitalization, on or prior to the Closing, you shall have delivered all documents required to be delivered under the Information Statement in order for you to accept the Exchange Offer and such other documents as Holdings reasonably may request.
   6. Conditions to Purchase and/or Exchange of Shares. Holdings' obligations under the transactions described in


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Section 4 are subject to the fulfillment to Holdings' satisfaction at or prior to the Closing of the following conditions:
   (a) Your representations and warranties contained in this Agreement shall be true and correct when made and at and as of the Closing Date.
   (b) You shall have performed and complied with all agreements and conditions contained in this Agreement required to be performed or complied with by you on or prior to the Closing, including, without limitation, the delivery of the documents and instruments described in Section S of this Agreement.
   (c) All of the conditions to the Closing under all agreements executed and delivered in connection with the Current Recapitalization shall have been satisfied or waived.
   7. No Implied Right to Employment. Neither this Agreement nor any provision hereof nor any action taken or omitted to be taken hereunder shall be deemed to create or confer upon you any right to be retained in the employ of Holdings or any subsidiary or other Affiliate thereof.
   8.  Transfer Restrictions.
   (a) General. You hereby agree that any and all Shares held by you after the Closing will be subject to the terms and conditions of this Agreement and the Stockholders Agreement. You will not, directly or indirectly, offer, sell, pledge, hypothecate, transfer, assign or otherwise dispose of or solicit any offers to purchase, or otherwise acquire or take, or pledge





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(collectively for purposes of Sections 8 and 9 hereof only, "Transfer") any
Shares owned by you to any Person whom you know, or after reasonable inquiry should know, has been convicted of a felony which, due to its nature or notoriety, reflects or would reflect adversely upon Holdings or any subsidiary thereof or which has resulted in the incarceration of such Person for 30 days or more (unless such conviction is reversed in any final appeal thereof).
   (b) Restrictions Prior to Public Distribution. Prior to a Public Distribution, you may Transfer any Shares owned by you to Holdings or, if such right is assigned to the ESOP pursuant to the Stockholders Agreement, to the ESOP. In addition, you may at any time Transfer any of your Shares to a Permitted Transferee, or otherwise in accordance with the provisions of the Stockholders Agreement. Each Permitted Transferee may further Transfer any Shares acquired by such Permitted Transferee to any other Permitted Transferee. No Transfer to any Permitted Transferee hereunder shall be valid unless and until such Permitted Transferee shall agree in writing, in form and substance reasonably satisfactory to Holdings, to become bound, and becomes bound, by the terms of this Agreement and the Stockholders Agreement applicable to you. Following any Transfer to a Permitted Transferee, except as otherwise expressly provided herein, such Permitted Transferee shall have all rights accorded to and shall be subject to all obligations applicable to you





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hereunder, including without limitation rights and obligations attendant with any Repurchase.
   (c) Restrictions following Public Distribution. Subsequent to any Public Distribution, any Shares owned by you may be Transferred subject, however, to
(i) all rights of Holdings hereunder and under the Stockholders Agreement and
(ii) compliance with Section 8(e) hereof.
   (d) Legend. You agree that prior to any Public Distribution, the certificate or certificates representing any Shares held by you shall bear the following legend (with any blanks therein appropriately completed):
     The securities represented by this certificate were issued without registration under the Securities Act of 1933 and any applicable state securities and "blue sky" laws, and in reliance upon the holder's representation that such securities were being acquired for investment and not for resale. No transfer of such securities may be made on the books of the issuer unless accompanied by an opinion of counsel, satisfactory to the issuer, that such transfer may properly be made without registration under the Securities Act of 1933 or that such securities have been so registered under a registration statement which is in effect at the date of such transfer.

     The securities represented by this certificate are also subject to the restrictions on transfer contained in the Exchange and Repurchase Agreement,
   dated as of        , 1989, and in the Stockholders Agreement, dated as of
   , 1989, copies of each of which may be obtained from the issuer, as well as the rights of the issuer and certain of its stockholders under such Stockholders Agreement. No transfer of such securities will be made on the books of the issuer unless accompanied by evidence reasonably satisfactory to the issuer of compliance with the terms of each of such Agreements.





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   (e)   Securities Law Compliance.  Except for a Transfer effected pursuant to a Public Offering of Holdings' Common Stock in accordance with the provisions of the Stockholders Agreement and anything to the contrary herein contained notwithstanding, no Transfer of any Shares held by you to a Person other than Holdings or its designee pursuant to any Repurchase shall be effected unless such Transfer may properly be made without registration because of the availability of an exemption from registration under the Act and the rules and regulations in effect thereunder and under any applicable state securities or "blue sky" laws, and Holdings shall have been furnished with an opinion of counsel, satisfactory in form and substance to Holdings, to that effect.
   9. Right of Inclusion; Right of First Offer. Prior to the earlier to occur of (i) the tenth anniversary of the Closing Date and (ii) a Public
Distribution, in the event that you (a) shall have received a bona fide offer in writing from a third party (the "Third Party Offer") to purchase any Shares owned by you, which offer you desire to accept, and (b) are otherwise permitted to sell such Shares under applicable laws and contracts, then, in such event, (unless such Transfer shall be in a Public Offering in accordance with Section
6 of the Stockholders Agreement) your right to accept the Third Party Offer and to Transfer the Shares pursuant thereto shall be subject to the provisions of
Section 7 of the Stockholders Agreement regarding rights of inclusion and rights of first





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offer; provided, that you may not Transfer any Shares to a Third Party pursuant to Section 7 of the Stockholders Agreement other than in exchange for cash or promissory notes or a combination of cash and promissory notes.
   10.   Rights with Respect to Shares Following Termination of Your
Employment.
   (a)   Termination Upon Death, Incapacity or Retirement.
     (i) Holdings' Call. Upon your death, Incapacity or the termination of your employment as a result of your retirement having attained Normal
Retirement Age, prior to a Public Distribution, then, in any such event, Holdings shall have the right, upon delivery of notice to you, for a period of 90 calendar days after the Date of Termination, to repurchase any or all Shares owned by you. If Holdings so notifies you in accordance with Section 11 hereof of its determination to exercise such right, you shall have the obligation to sell the relevant number of Shares on the terms and conditions set forth in
Section 12 hereof to Holdings at a price equal to the product of (i) the Fair Market Value of each such Share as of the Date of Termination and (ii) the number of Shares so purchased.
     (ii) Your Put. In the event of the failure of Holdings to exercise its right to repurchase all Shares owned by you pursuant to Section 10(a)(i) within the period therein specified, then, in such event, you shall have the right, upon delivery of notice to Holdings for a period of 90 calendar days (180 calendar days in the case of your death) commencing on the

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91st calendar day after the Date of Termination, to require Holdings to repurchase in accordance with Section 11 hereof all (but not fewer than all) Shares then owned by you. If you deliver such notice, you shall have the obligation to sell to Holdings, and Holdings shall have the obligation to purchase all of such Shares on the terms and conditions set forth in Section 12 hereof at the price set forth in Section 10(a)(i).
   (b) Termination Upon Resignation of Employment; Holdings' Call. Upon termination by you prior to a Public Distribution of your employment with Holdings or any subsidiary thereof for any reason other than (i) your death,
(ii) Incapacity or (iii) retirement having attained Normal Retirement Age, then, in such event, Holdings shall have the right, upon delivery of notice to you, for a period of 90 calendar days after the Date of Termination, to repurchase any and all Shares owned by you. If Holdings notifies you in accordance with Section 11 hereof of its determination to exercise such right, you shall have the obligation to sell the relevant number of Shares on the terms and conditions set forth in Section 12 hereof to Holdings at a price equal to the product of (i) the lesser of (A) the Fair Market Value of each such Share on the Date of Termination and (B) the Compounded Adjusted Purchase Price of each such Share and (ii) the number of Shares so purchased.
   (c) Termination for Cause; Holdings' Call. Upon termination prior to a Public Distribution of your employment with Holdings or any subsidiary thereof for Cause, Holdings shall have the right, upon delivery of notice to you, for a period of 90 calendar days after the Date of Termination, to repurchase any or all Shares owned by you. If Holdings so notifies you in accordance with Section 11 hereof of its determination to exercise such right, you shall have the obligation to sell the relevant number of Shares on the terms and conditions set forth in Section 12 hereof to Holdings at a price equal to the product of (i) the lesser of (A) the Fair Market Value of each such Share as of the Date of Termination or (B) the Adjusted Purchase Price of such Share and (ii) the number of Shares so purchased.
   (d)  Termination For Reason Other than Cause.
     (i) Holdings' Call. Upon termination, prior to a Public Distribution, of your employment with Holdings or any subsidiary thereof for any reason other than as a result of (A) your death, (B) Incapacity, (C) retirement having attained Normal Retirement Age, (D) your resignation or (E) a termination for Cause, then, in such event, Holdings shall have the right, upon delivery of notice to you, for a period of 90 calendar days after the Date of Termination, to repurchase any or all Shares owned by you. If Holdings so notifies you in accordance with Section 11 hereof of its determination to exercise such right, you shall have the obligation to sell the relevant number of Shares on the terms and conditions set forth in Section 12 hereof to Holdings at a price equal to the product of (i) the lesser of (A) the Fair Market Value of each such Share as of the Date of

Termination or (B) the Compound Adjusted Purchase Price and (ii) the number of Shares so purchased.
     (ii) Your Put. In the event of the failure of Holdings to exercise its right to repurchase all Shares owned by you pursuant to Section 10(d)(i) within the period therein specified, then, in such event, you shall have the right, upon delivery of notice to Holdings, for a period of 90 calendar days, commencing on the 91st calendar day after the Date of Termination, to require Holdings to repurchase in accordance with Section 11 hereof all (but not fewer than all) Shares then owned by you. If you deliver such notice, you shall have the obligation to sell to Holdings, and Holdings shall have the obligation to purchase, all of such Shares on the terms and conditions set forth in Section 12 hereof at the price set forth in Section 10(d)(i).
   11.   Election Procedures.
   (a) The parties shall exercise their respective rights under Section 10 hereof by sending a written notice by United States certified or registered mail, return receipt requested, postage prepaid, addressed as follows:
     (i)    if to you at the address specified on the Stockholder Designation;
     (ii) if to Holdings, to the attention of the President of Holdings, at the address specified in Section 17 hereof, with copies to Eckert Seamans Cherin & Mellott, at the address specified in Section 17 hereof; or

     (iii) to such other address as either party has furnished to the other in writing, except that notices of change of address shall be effective only upon receipt. Other notices pursuant to this Agreement shall be communicated in the manner provided in Section 17, unless otherwise expressly provided herein.
   (b)   Holdings' notice of its determination to effect a call pursuant to
Section 10 shall be effective if deposited in the mail as specified in subsection (a) of this Section 11, or hand delivered to you and/or any Permitted Transferee within the applicable time period specified in Section 10 hereof and shall specify (i) the call repurchase price and (ii) the basis on which such price was computed.
   Any notice delivered by you to effect a put pursuant to Section 10 hereof shall be effective if received by the President of Holdings within the applicable time period specified in Section 10; and, within 45 calendar days after the receipt by Holdings of any such notice, Holdings shall notify you of
(i) the number of Shares to be purchased by Holdings, and (ii) the applicable put repurchase price (specifying in reasonable detail the basis on which such price was computed).
   (c) Any notice delivered in accordance with Section 10 and 11 hereof shall specify the place, time and date for the delivery of and payment for Shares, which shall be in the City of Pittsburgh, and during normal business hours on a Business Day which shall not be less than 10 nor more than 30 calendar days after the receipt of such notice.
   12.   Delivery and Payment Procedures.
   (a) At the place, and at the time and date specified in any notice delivered under Sections 10 and 11 hereof, you shall deliver to Holdings or its designee, certificates for the Shares purchased by Holdings pursuant to any Repurchase, duly endorsed, or accompanied by written instruments of transfer, in form satisfactory to Holdings or its designee, duly executed on behalf of such party, free and clear of any and all claims and encumbrances, against payment of the aggregate purchase price for such Shares, which will be made by the delivery of a certified or bank cashier's check or checks, payable to you or upon your order, in an amount equal to such aggregate repurchase price.
   (b) All transfer and documentary stamp taxes, if any, payable in respect of the sale of Shares to Holdings pursuant to this Agreement shall be borne by the party exercising its right to purchase or to sell Shares, as the case may be, under Section 10 hereof.
   (c) Notwithstanding anything herein contained to the contrary, if, in connection with any purchase of Shares pursuant to Section 10(a)(ii) or Section 10(d)(ii), the purchase of such Shares would be in violation of, or result in a default under, any agreement or instrument to which Holdings is a party or by which it is bound (including, without limitation, the Senior Credit Agreement and the Subordinated Credit Agreement, but excluding any agreement entered into in material part for the purpose of avoiding Holdings' obligations hereunder), or violate Holdings' Certificate of Incorporation or By-laws, as the same may be amended and/or restated (but excluding any such amendment as may be effected in material part for the purpose of avoiding Holdings' obligations hereunder) or any law, regulation or order applicable to Holdings (each a "governing provision"), then Holdings may issue a junior subordinated note in lieu of the cash consideration required by subsection (a) of this Section 12. If Holdings does not have sufficient funds legally available under each governing provision to make the cash payment required by subsection (a) of this Section 12 and if Holdings is further precluded by any governing provision from issuing a junior subordinated note, Holdings shall not purchase any Shares, and Holdings shall have no further obligations under any Repurchase with respect to any Shares not purchased by Holdings because it does not have sufficient funds legally available therefor under each governing provision, and in such event, the Compensation Committee shall, within 180 days, recommend to you one or more of the then current Management Stockholders or other persons who at such times are Executive Officers of Holdings (collectively, the "Alternative Buyers") who are willing to purchase, and who shall be entitled to purchase, from you at the applicable purchase price specified in Section 10, any or all of the Shares which Holdings was unable to purchase from you because of the foregoing restrictions. Any Shares not purchased within 90 days from the date of the Compensation Committee's offer to the Alternative Buyers pursuant to the preceding sentence shall be offered for sale and sold by you to the Management Holders in the manner set forth in subsection (d) of this Section 12.
   (d) Any offer to sell Shares to the Management Holders pursuant to subsection (c) of this Section 12 shall be made by giving to each such Management Holder written notice of your offer to sell those Shares to the Management Holders at the purchase price which Holdings would have been required to pay therefor pursuant to Sections 10. For a period of 90 calendar days after the date of his or her receipt of such notice, each of the Management Holders shall have the right to notify you in accordance with
Section 7.2 of the Stockholders Agreement that such Management Holder has determined to accept such offer, and if one or more of the Management Holders so notifies you of such Management Holder(s) acceptance, he or each of them may purchase any of the Shares so offered which such Management Holder(s) is entitled to purchase at the price specified in your notice. The number of Shares which each Management Holder would be entitled to purchase is the product of (x) the total number of Shares so offered for sale times (y) a fraction, the numerator of which is the number of Shares held by such Management Holder and the denominator of which is the total number of outstanding Shares held by all of the Management Holders (other than by you). Notwithstanding the foregoing, your notice shall also be deemed to constitute an offer to sell to each Management Holder the

Shares subject to your offer which any other Management Holder is entitled to purchase and does not purchase. The additional number of shares which each Management Holder would be entitled to purchase pursuant to the preceding sentence is the product of (x) the total number of Shares so offered times (y) a fraction, the numerator of which is the number of Shares held by such Management Holder and the denominator of which is the total number of outstanding Shares held by all of the Management Holders who have accepted the Offer deemed to be made pursuant to the preceding sentence. In order for a Management Holder to accept the offer to sell such additional number of Shares, such Management Holder shall indicate his or her acceptance thereof in his or her notice to you referred to above, and if a Management Holder so indicates his or her acceptance, he or she may purchase any of the additional Shares which he or she would be entitled to purchase at the price specified in your notice.
   (e) Any obligation of Holdings to purchase Shares pursuant to Section 10 hereof shall be subject to compliance with all applicable legal requirements.
   13. Survival; Assignment. All covenants, agreements, representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of a party hereto. Holdings' rights and obligations hereunder may be assigned by Holdings in whole or in part. Except as otherwise provided herein, you may not assign any of your rights hereunder other than to Permitted Transferees. Whenever in this Agreement reference is made to any of the parties hereto, such reference shall be deemed to include the successors, executors or administrators and permitted assigns of such party; and all covenants, promises and agreements made in this Agreement by or on behalf of Holdings, or by you, shall bind and inure to the benefit of and be enforceable by the respective successors, executors or administrators and permitted assigns of such parties hereto, whether so expressed or not.
   14. Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania.
   15. Entire Agreement; Headings. This Agreement and the agreements referred to herein embody the entire agreement and understanding between you and Holdings and supersede all prior agreements and understandings relating to the subject matter hereof. The preceding sentence and any other provision of this Agreement notwithstanding, this Agreement is not, and shall not be construed to be, a novation of your Management Common Stock Subscription and Repurchase Agreement, if any, and/or your Management Incentive Stock Option Agreement, if any, and (a) you and Holdings shall remain liable for any breach of such agreement(s) prior to the date hereof, and (b) the representations and warranties contained in paragraph 3 of your Management Common Stock Subscription and Repurchase Agreement, if any, will survive the execution and delivery hereof. The headings in and date of this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.
   16. Amendments. This Agreement cannot be changed orally, and can be changed only by an instrument in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.
   17. Notices. All communications provided for herein shall be in writing and:
   (a) if addressed to you, shall be delivered or mailed addressed to you at your address specified in the books and records of Holdings, or

   (b) if addressed to Holdings, shall be delivered or mailed addressed to it as follows:

   EMC Holdings, Inc.
   Suite 800
   300 Sixth Avenue
   Pittsburgh, Pennsylvania 15222
   Attention:  President

   with a copy to:

   Robert C. McCartney, Esquire
   Eckert Seamans Cherin & Mellott
   42nd Floor
   600 Grant Street
   Pittsburgh, Pennsylvania 15219

   18. Execution in Counterparts. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one instrument.
   If you are in agreement with the foregoing, please sign each counterpart of this Agreement.
                                                Very truly yours,

                                                EMC HOLDINGS, INC.

                                                By:
                                                   -------------------------
                                                Executive Vice President

The foregoing Agreement is hereby
agreed to as of the date first
above written, with the intent to
be legally bound thereby.


By:
   -------------------------------

                Exchange and Repurchase Agreements & Amendments


                       each dated as of October 21, 1989
                          as amended January 19, 1995


   R. Margaret Barber
   C. Thomas Burkett
   Miryam L. Drucker
   Alan R. Freedman
   James R. Graft
   Albert Greenstone
   Steve R. Gregg, Jr.
   Nancy L. Gruber
   Gary C. Grysiak
   Ronald G. Guida
   Mark C. Hodges
   Dennis R. Harkins
   Daniel J. Lafferty
   Ellis J. Matthews
   William J. Mazur
   Eileen C. Northrop
   Robert S. Peterson
   George L. Pry
   Saundra M. VanDyke